Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-258719

Relating to Preliminary Prospectus Supplement

Dated January 18, 2022 to Prospectus Dated August 11, 2021

Pricing Term Sheet

Granite Point Mortgage Trust Inc.

7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Granite Point Mortgage Trust Inc. (the “Issuer”)
Securities Offered:	7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)
Shares Offered:	3,200,000 shares*
Underwriter Over-Allotment Option:	480,000 shares
Trade Date:	January 18, 2022
Settlement and Delivery Date:	January 25, 2022 (T+5)**
Public Offering Price:	$25.00 liquidation preference per share; $80,000,000 in aggregate liquidation preference (assuming the Underwriter Over-Allotment Option is not exercised)
Underwriting Discount:	$0.7875 per share; $2,520,000 total (assuming the Underwriter Over-Allotment Option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $77,480,000 total (assuming the Underwriter Over-Allotment Option is not exercised)
Dividend Rate:	(i) To, but excluding, January 15, 2027 (the “Fixed Rate Period”), at a fixed rate equal to 7.00% per annum of the $25.00 per share liquidation preference (equivalent to $1.75 per annum per share) and (ii) from and including January 15, 2027 (the “Floating Rate Period”), at a floating rate equal to a Benchmark rate, which is expected to be the Three-Month Term SOFR (as defined in the Preliminary Prospectus Supplement), plus a spread of 5.83% per annum of the $25.00 per share liquidation preference (the “Floating Rate”); provided, however, that in no event shall the Floating Rate be lower than 7.00% per annum.

Dividend Payment Date:	The 15th day of April, July, October and January of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on April 15, 2022. The first dividend will cover the period from January 15, 2022 to, but not including, April 15, 2022, and will be in the amount of $0.4375 per share.
Dividend Record Date:	Such date as designated by the Issuer’s board of directors for the payment of dividends that is not more than 90 days nor fewer than 10 days prior to the dividend payment date; the first dividend record date is expected to be on or about April 1, 2022.
Liquidation Preference:	$25.00 per share
Optional Redemption:	Not redeemable prior to November 30, 2026, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after November 30, 2026, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.
Conversion Rights:

Share Cap: 4.0683

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 13,018,560 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the Underwriter Over-Allotment Option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 14,971,344 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

13,018,560 shares of the Issuer’s common stock (14,971,344 shares of the Issuer’s common stock if the Underwriter Over-Allotment Option is exercised) is exclusive of the 18,714,180 shares of the Issuer’s common stock issuable upon conversion of the 4,000,000 shares of Series A Preferred Stock previously issued on November 30, 2021 and 596,500 shares of Series A Preferred Stock previously issued on December 10, 2021.*

NYSE Listing Symbol:	GPMT PrA

CUSIP:	38741L 305
ISIN:	US38741L3050
Sole Book-Running Manager:	Raymond James & Associates, Inc.
Use of Proceeds:	The Issuer plans to use the net proceeds from the sale of the shares of the Series A Preferred Stock for general corporate purposes, including, but not limited to, loan originations, repayment of indebtedness, working capital, capital expenditures, investments and acquisitions.

* The Series A Preferred Stock offered hereby constitutes an additional issuance of 3,200,000 shares of Series A Preferred Stock that we previously issued on November 30, 2021 and December 10, 2021. The shares of Series A Preferred Stock hereby will form a single series with all outstanding Series A Preferred Stock. The Series A Preferred Stock will have the same CUSIP number as the outstanding Series A Preferred Stock and will trade interchangeably with the previously issued Series A Preferred Stock on the NYSE upon settlement and approval for listing thereon.

** We expect that delivery of the shares of the Series A Preferred Stock will be made to investors on or about the fifth business day following the date of this prospectus (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series A Preferred Stock prior to the close of business on the second day before their delivery will be required, by virtue of the fact that the shares initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the shares of the Series A Preferred Stock who wish to trade shares prior to the close of business on the second day before their delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863.

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